Exhibit 99.5

For Immediate Release

Emergent Group Inc. Reports Profit of $0.32 per Share for Fiscal Year 2007 on Record Sales

SUN VALLEY, Calif.--(PRIMENEWSWIRE)—March 26, 2008—Emergent Group Inc. (OTC BB:EMGP.OB- News), a leading provider of mobile medical lasers and surgical equipment, today reported financial results for the fiscal year ended December 31, 2007.  Net income for the year totaled $1,768,593 or $0.32 per basic share compared with $2,723,967 or $0.50 per basic share for 2006, which included a tax benefit of $905,400 or $0.16 per basic share.  Full year revenues were a record $17,661,541 up 11% from the $15,929,243 reported for 2006.

For the Quarter ended December 31, 2007 the Company reported record revenues of $4,480,234 up 14% from the $3,947,282 reported for the comparable period in 2006.  Net income was $459,828 or $0.08 per basic share compared to net income of $1,264,400 or $0.23 per basic share for the comparable period in 2006.  Results for the 2006 fourth quarter include a tax benefit of $905,400 or $0.16 per basic share.

According to Emergent Chairman Bruce J. Haber, “Last year’s financial performance was extremely strong when compared to the prior year’s results without the inclusion of the deferred tax benefit.  In fact,” he added, “for the fourth quarter of 2007, without consideration of the deferred tax benefit, net income actually increased 25% to a record $0.08 per basic share versus $0.07 per basic share the prior year.  Even more significantly the quarterly and year-end results were accomplished despite the Company’s investments in the transition of its BPH Platform (Benign Prostatic Hyperplasia, representing approximately 21% of sales in 2007) to a new and more profitable technology.”

Haber stated further that, “We are confident that the initiative we initiated during 2007 provides a business strategy that will grow our revenues, strengthen our operations and deliver continued solid financial results both quarterly and annually.”

He further remarked, “Our confidence in Emergent’s financial future and growth is best illustrated by our growing cash generation and revenues and by our commitment to rewarding shareholders by increasing our 2007 dividend to $0.30 per share, a 50% increase versus the prior year.”

About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”) provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in California, Nevada, Colorado, Utah, and Arizona.  For product and other information, visit PRI Medical’s website,http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact: Bruce J. Haber (914) 235-5550, x12
E-mail: Bhaber@Primedical.net

Exhibit 99.5

Emergent Group Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2007	2006
ASSETS

Current assets
Cash	$3,043,654	$1,318,612
Accounts receivable, net of allowance for doubtful
accounts of $17,460 and $19,478	2,313,084	2,385,234
Inventory	504,792	819,591
Prepaid expenses	164,857	151,897
Deferred income taxes	915,488	905,400

Total current assets	6,941,875	5,580,734

Property and equipment, net of accumulated depreciation and
amortization of $5,954,233 and $4,570,113	4,142,230	3,918,767
Goodwill	1,120,058	1,120,058
Other intangible assets, net of accumulated amortization of
$172,355 and $114,940	93,930	151,345
Deposits and other assets	104,758	159,330

Total assets	$12,402,851	$10,930,234

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,143,198	$915,230
Current portion of notes payable	100,888	238,186
Dividends payable	1,686,095	1,094,249
Accounts payable	709,027	750,040
Accrued expenses and other liabilities	1,559,046	1,436,387

Total current liabilities	5,198,254	4,434,092

Capital lease obligations, net of current portion	2,341,710	1,855,054
Notes payable, net of current portion	-	100,888

Total liabilities	7,539,964	6,390,034

Minority interests	592,807	457,317

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,619,392 and 5,428,604 shares issued and outstanding	224,772	217,143
Additional paid-in capital	14,836,263	14,739,193
Accumulated deficit	(10,790,955)	(10,873,453)

Total shareholders' equity	4,270,080	4,082,883

Total liabilities and shareholders' equity	$12,402,851	$10,930,234

Exhibit 99.5

EMERGENT GROUP INC.
Consolidated Statements of Income

	Year Ended		Three Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenue	$17,661,541	$15,929,243	$4,480,234	$3,947,282
Cost of goods sold	10,473,805	9,594,557	2,597,191	2,376,277

Gross profit	7,187,736	6,334,686	1,883,043	1,571,005

Selling, general, and administrative expenses	4,390,996	4,016,689	1,166,624	1,032,579

Income from operations	2,796,740	2,317,997	716,419	538,426

Other income (expense)	(152,104)	(15,798)	(31,112)	(13,921)
Income before provision for income taxes,
deferred tax benefit, and minority interest	2,644,636	2,302,199	685,307	524,505
Provision for income taxes	(193,922)	(39,893)	(59,424)	8,635
Reversal of deferred tax valuation allowance	10,088	905,400	10,088	905,400
Net income before minority interest	2,460,802	3,167,706	635,971	1,438,540

Minority interest in income of consolidated
limited liability companies	(692,209)	(443,739)	(176,143)	(174,140)
Net income	$1,768,593	$2,723,967	$459,828	$1,264,400

Basic earnings per share	$0.32	$0.50	$0.08	$0.23
Diluted earnings per share	$0.31	$0.47	$0.08	$0.22

Basic weighted-average shares outstanding	5,533,348	5,455,266	5,575,338	5,447,997
Diluted weighted-average shares outstanding	5,798,015	5,801,762	5,837,809	5,799,194

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